  EXHIBIT 99.1

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED
MARCH 31, 2018 AND 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three months ended March 31, 2018 and 2017 as publicly filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s significant accounting policies and critical accounting estimates are the same as those applied in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017, except, as described in Note 2 of the condensed consolidated interim financial statements, the adoption of IFRS 9, Financial Instruments effective January 1, 2018.

The Company’s functional and presentation currency is the United States dollar (“USD”). All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted.

This MD&A is prepared as of May 10, 2018 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. The non-IFRS financial performance measures included in this MD&A are: total cash costs; all-in sustaining costs (“AISC”); average realized gold price, average realized cash margin; adjusted earnings (loss) and adjusted earnings (loss) per share. Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

FIRST QUARTER 2018 OVERVIEW

Operational summary

●
Production totaled 75,689 ounces of gold and 94,730 ounces of silver.

●
10.9 grams per tonne gold mill feed grade for March; average 9.1 grams per tonne gold mill feed grade for the quarter.

●
Gold recoveries averaged 96.8%.

●
Process plant throughput averaged 2,905 tonnes per day for total of 261,443 tonnes of ore.

The following table provides monthly production details for the first quarter 2018:

	Gold production (oz)	Gold grade (g/t)	Recovery (%)	Ore milled (t)
March	32,910	10.9	96.7	92,580
February	27,636	11.4	97.1	77,763
January	15,143	5.4	96.7	91,100
Q1 2018	75,689	9.1	96.8	261,443

●
Mine development averaged over 800 meters per month during the quarter to prepare additional stopes which will allow for management of ore grades feeding the mill.

Financial summary

●
The Company generated revenue of $89,422 which included $88,589 of revenue from contracts with customers plus a gain on trade receivables at fair value of $833. The sale of 68,651 ounces of gold contributed $87,268 of revenue at an average realized price(1) of $1,271 per ounce. The sale of 84,234 ounces of silver contributed $1,321 of revenue.

●
Total cost of sales, which includes production costs, depreciation and depletion, royalties and selling costs was $72,588 or $1,057 per ounce of gold sold(1). Total cash cost(1) was $841 per ounce of gold sold and AISC(1) was $1,009 per ounce of gold sold. Total AISC(1) for the first quarter was directly impacted by low gold production during ramp-up in January, which resulted in low gold sales recorded during the quarter and consequently higher total AISC(1) per ounce of gold sold.

Production spending for the first quarter was in-line with H1 2018 guidance. The Company is on track to achieving H1 2018 guidance of $900 to $700 per ounce of gold sold. When steady-state production is achieved, any fluctuations between produced ounces and sold ounces should minimize and reduce the timing discrepancy in AISC(1).

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

●
As at March 31, 2018, there were 8,854 ounces of gold doré and 13,823 ounces of gold in concentrate in finished goods inventory recorded at cost of $849 per ounce which includes depreciation and depletion.

●
Earnings from mine operations(1) were $16,834 for the three months ended March 31, 2018.

●
Net loss was $8,058 for the three months ended March 31, 2018 compared to a net loss of $4,263 in the comparable period. Adjusted earnings(1) were $5,797 for the three months ended March 31, 2018.

●
Cash and cash equivalents was $70,540 as at March 31, 2018 compared to $56,285 as at December 31, 2017. The Company has working capital(1) of $63,389 excluding the current portion of long-term debt as at March 31, 2018 compared to $40,557 as at December 31, 2017.

●
Cash generated by operations was $24,719 for the three months ended March 31, 2018 compared to cash used in operations of $2,733 in the comparable period.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

In thousands of USD, except where noted		For the three months ended
		March 31, 2018	March 31, 2017
Operating data(1)
Ore mined	t	268,339	-
Mining rate	tpd	2,982	-

Ore milled	t	261,443	-
Head grade	g/t Au	9.1	-
Recovery	%	96.8	-
Mill throughput	tpd	2,905	-

Gold ounces produced	oz.	75,689	-
Silver ounces produced	oz.	94,730

Gold ounces sold	oz.	68,651	-
Silver ounces sold	oz.	84,234	-

Financial data
Revenue(1)		$89,422	-
Earnings from mine operations(1,2)		$16,834	-
Net loss for the period		$(8,058)	(4,263)
Per share - basic	$/share	(0.04)	(0.02)
Per share - diluted	$/share	(0.04)	(0.02)

Adjusted earnings (loss)(2)		$5,797	(6,089)
Per share - basic(2)	$/share	0.03	(0.03)

Total cash and cash equivalents		$70,540	171,945
Cash generated by (used in) operating activities		$24,719	(2,733)

Total assets		$1,678,657	1,633,083
Long-term debt(3)		$292,906	601,344

Total cash costs(1,2)	$/oz	841	-
All-in sustaining costs(1,2)	$/oz	1,009	-

Average realized price(1,2)	$/oz	1,271	-
Average realized cash margin(1,2)	$/oz	430	-
(1)
No comparative data as the mine commenced commercial production as of July 1, 2017.
(2)
Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(3)
Long-term debt does not include the current portion of the senior secured credit facility in the amount of $379,383 as at March 31, 2018.

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of 4 mining leases and 6 mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a 2,700 tonnes per day high-grade gold underground mine and our focus is on the ramp-up of gold production.

Our exploration and evaluation assets are the Snowfield Project and Bowser Regional Projects. The Snowfield Project mineral claims are in good standing until 2029. We continue to conduct baseline environmental studies for potential future development of that project.

OPERATING RESULTS

Gold and silver production

During the three months ended March 31, 2018, the Brucejack Mine produced 75,689 ounces of gold and 94,730 ounces of silver with gold production improving steadily through the first quarter. There is no comparable information as the Brucejack Mine achieved commercial production on July 1, 2017.

During the quarter, the Company sold 68,651 ounces of gold and 84,234 ounces of silver. As a result of our production profile over the course of the first quarter of 2018, there was a corresponding timing impact on our sales ounces. As at March 31, 2018, there were 8,854 ounces of gold doré and 13,823 ounces of gold in concentrate in finished goods inventory recorded at cost of $849 per ounce which includes depreciation and depletion.

Processing

During the three months ended March 31, 2018, a total of 261,443 tonnes of ore, equivalent to a throughput rate of 2,905 tonnes per day, was processed.

The mill feed grade averaged 9.1 grams per tonne gold for the quarter and 10.9 grams per tonne for the month of March (refer to the “Operational grade control” section below). Gold recovery for the quarter was 96.8%. We continue to review the mill process to optimize recoveries.

On December 20, 2017, the Company submitted an application to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate to 3,800 tonnes per day. The increase would result in an annual average production rate of 1.387 million tonnes, up from 0.99 million tonnes (a daily average of 3,800 tonnes from 2,700 tonnes). The approval process is expected to take approximately six to twelve months.

Engineering is underway to assess the mill capacity upgrades required to increase the production rate. Based on preliminary engineering, the capital cost to increase the mill capacity is estimated to be less than $25,000. The estimate will be updated when the engineering process is complete.

Mining

During the three months ended March 31, 2018, 268,339 tonnes of ore were mined, equivalent to a mining rate of 2,982 tonnes per day.

To improve access and build stope inventory, the rate of underground development has been budgeted to increase to 700 meters per month, up from the 420 meters considered in the 2014 Brucejack Feasibility Study.  The development rate increase began in January and has exceeded 800 meters per month during the quarter; however, we expect to average 700 meters per month over the course of 2018. A third long-hole drill is now on site to support development and provide for back-up.

Stope inventory is expected to increase to 10 to 12 stopes.  The availability of stopes representing a range of grades, including multiple higher-grade stopes, allows mining operations to optimize stope blending and provides alternative stopes for mining if required. The increased stope inventory is expected to improve the management of production grades.

Operational grade control

The grade control program is a data-driven and iterative process that is being used to optimize stope shapes resulting in reduced dilution and optimized grade to the mill.  The program comprises drilling, sampling and local modelling with improved short-term grade prediction. March production results reflect the first impact of grade control integration into the mining process. In the second quarter, gold production results are expected to continue to improve with the full integration of the grade control program.

The absence of operational grade control and limited stope optionality contributed to low gold production for the month of January. Gold production subsequently increased significantly in February with stopes planned for the fourth quarter 2017 and other higher-grade stopes coming online.

Operational grade control: Infill drilling

As part of the grade control program, infill drilling is required at 5-meter to 7.5-meter centers to refine stope location and dimensions prior to mining. Currently, three diamond drills and one reverse circulation (“RC”) drill are being used for grade control drilling, with 11,100 meters completed as of early April.

The RC drill is part of a trial program for underground drilling. The RC drilling provides a larger sample per meter and is expected to be faster and more cost effective than core drilling, which has been used for infill drilling to date.

Operational grade control: Local grade control model

A local grade control model, which is based on data from drilling, is now being implemented for stope optimisation in areas of near-term production. The model is informed by tightly-spaced infill drilling (with areas drilled at 7.5 meters or better) and has a resolution of approximately 2.5 meters. The local grade control model is being used for stope shape optimization and estimating production grade and will ultimately be used for medium-term planning for future production areas.

Operational grade control: Stope ring sampling

Another component of the grade control program, stope ring sampling, provides grade information on a ring-by-ring basis to refine the shape of the long-hole stope prior to mining. Long-hole drill cuttings are collected from each ring within a stope and assayed. Assayed data from each of the rings is then fed back into the stope design to refine short-term mine planning.

Exploration drilling for porphyry source

The exploration drill program to test for a porphyry source and evaluate the potential extension of the Valley of the Kings to the east has been successfully completed and assay results are currently pending. The drill program follows-up on the success of the 2015 regional grass-roots exploration drill program. High-grade gold was intersected in the Flow Dome Zone, up to 1,000 meters east of the Brucejack Mine, confirming the presence of either a new stockwork zone or an extension of the Valley of the Kings deposit (see news release dated October 8, 2015). A drill was set up underground on the eastern edge of the 1200-meter Level of the Valley of the Kings development. Two drill holes, each approximately 1,600 meters long were drilled to provide a continuum of information from the Valley of the Kings to the Flow Dome Zone. The drilling also tested below the Flow Dome Zone where structural geology combined with a geophysical anomaly suggested a potential porphyry source. A follow-up geophysical program has been initiated which will include surface geophysics when snow has cleared.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for Brucejack Mine grade control program and the Brucejack Mine exploration drilling.

Sustaining capital

During the three months ended March 31, 2018, the Company spent $4,471 on sustaining capital. Sustaining capital expenditures included the Smithers warehouse, the grade control sampling station and gravity lab and normal course capitalized development costs incurred during production. Capitalized development include costs to build new ventilation raises and ramps that enable the Company to physically access ore underground.

OUTLOOK

H1 2018 guidance

Gold production at Brucejack for the first half of 2018 is expected in the range of 150,000 ounces to 200,000 ounces, for total first year ramp-up gold production of 302,000 ounces to 352,000 ounces (July 1, 2017 to June 30, 2018). The Brucejack Mine is on track to achieve H1 2018 production guidance.

Guidance for H2 2018 is expected to be given mid-year with the full integration of local grade control in the short-term mining cycle and optimal stope availability for production as the mine approaches steady state.

2018 financial guidance

All-in sustaining costs(1) for the first half of 2018 are expected to range from $700 per ounce gold sold to $900 per ounce gold sold and include all site and head office costs. The cost of the increased underground development to improve access and build stope inventory is included, and comprises approximately 10% of the all-in sustaining costs. All-in sustaining costs do not include the estimated $25,000 of capital cost required to increase the mill capacity to 3,800 tpd. As operations continue to ramp-up at the Brucejack Mine through 2018, an increased focus will be placed on operational efficiency to reduce costs, with a particular focus on optimizing mining operations, reducing binder usage for paste backfill, establishing long-term material and supply contracts and assessing the potential to increase grind size.

REGIONAL EXPLORATION

An extensive regional exploration campaign was initiated in 2015 to identify mineralized zones on the 1,250-square-kilometer, wholly-owned property similar to the Valley of the Kings and Eskay Creek deposits. A final data analysis is underway to refine high-priority targets for drilling in summer 2018.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the regional grass-roots exploration program.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer term gold opportunity for our shareholders.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

FINANCIAL RESULTS

Three months ended March 31, 2018 compared to the three months ended March 31, 2017

Net loss for the three months ended March 31, 2018 was $8,058 compared to $4,263 for the comparable period ended March 31, 2017. The increase in loss was mainly attributed to an increase in interest and finance expense and deferred income tax expense offset by earnings generated from operations and a decrease in corporate administrative costs. Earnings from mine operations were $16,834 for the three months ended March 31, 2018 compared to nil, as the Company did not have mine operations in the comparable period.

Net comprehensive loss for the three months ended March 31, 2018 was $6,120 compared to net comprehensive loss of $4,263 for the comparable period ended March 31, 2017. The increase in comprehensive loss was attributed to the gain in fair value attributable to the change in credit risk of financial instruments designated at fair value through profit or loss (“FVPTL”) net of deferred tax. This adjustment was the result of the adoption of IFRS 9, Financial Instruments without restatement of the prior period.

Revenue

Revenue for the three months ended March 31, 2018 was $89,422 compared to nil in the comparable period as the Company did not have mine operations for the three months ended March 31, 2017. Revenue includes a $833 gain on trade receivables at fair value.

The Company sold 68,651 ounces of gold at an average realized price(1) of $1,271 per ounce generating $87,268 in revenue from contracts with customers. The Company sold 84,234 ounces of silver which generated $1,321 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $3,968, were included within concentrate revenue. The average London Bullion Market Association (“LBMA”) AM and PM market price over the quarter ended March 31, 2018 was $1,330 per ounce.

Cost of sales

Cost of sales for the three months ended March 31, 2018 was $72,588 or $1,057 per ounce of gold sold(1). Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the three months ended March 31, 2018 were $53,861. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation. During the quarter, costs were incurred to develop at over 800 meters per month in order to accelerate stope optionality.

A majority of production costs were incurred in Canadian dollars (“CAD”). During the three months ended March 31, 2018, the average foreign exchange rate was CAD$1.2647 to US$1.00.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Depreciation and depletion

Depreciation and depletion for the three months ended March 31, 2018 was $12,992. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated proven and probable reserves.

Royalties and selling costs

During the three months ended March 31, 2018, the Company incurred $5,678 in selling costs and $57 in royalty expense. Selling costs included transportation costs which were $5,173.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended March 31, 2018 were $841 per ounce sold. AISC(1) for the three months ended March 31, 2018 totaled $1,009 per ounce sold. Sustaining capital expenditures amounted to $4,471 (including $655 deferred development costs incurred during production).

Total AISC(1) for the first quarter was directly impacted by low gold production during ramp-up in January, which resulted in low gold sales recorded during the quarter and consequently higher total AISC(1) per ounce of gold sold.

Production spending for the first quarter was in-line with H1 2018 guidance. The Company is on track to achieving H1 2018 guidance of $900 to $700 per ounce of gold sold. When steady-state production is achieved, any fluctuations between produced ounces and sold ounces should minimize and reduce the timing discrepancy in AISC(1).

Corporate administrative costs

Corporate administrative costs for the three months ended March 31, 2018 were $2,498 compared to $8,011 in the comparable period.

Salaries and benefits for the three months ended March 31, 2018 were $845 as compared to $5,227 in the comparable period. The decrease was primarily due to $4,469 expensed in the comparable period related to the retirement allowance clause in the employment agreement executed with the Executive Chairman; refer to the “Related Party Transactions” section below.

Share-based compensation for the three months ended March 31, 2018 was $188 compared to $1,625 in the comparable period. The decrease in share-based compensation was due to the decline in the Company’s share price used to value cash-settled restricted share units.

Interest and finance expense (income)

During the three months ended March 31, 2018, the Company incurred interest and finance expense of $15,437 compared to interest income of $37 in the comparable period. All interest and finance expenses incurred prior to July 1, 2017 were capitalized as borrowing costs to the Brucejack Mine.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

The Company incurred $13,493 in interest expense related to the credit facility. The 7.5% per annum cash interest payable associated with the credit facility is not settled until maturity.

The Company incurred $1,928 in interest expense related to the convertible notes of which $555 was interest at a rate of 2.25% per annum and $1,373 was accretion of the convertible note. During the quarter, the Company paid interest in the amount of $1,125 to the holders of the convertible notes.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the three months ended March 31, 2018, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold price, increase in market expectations of future gold prices, gold price volatility, an increase in interest rates and changes to the estimated production schedule.

The change in fair value of the offtake obligation resulted in a gain of $1,809 (2017 – loss of $31) and the change in fair value of the stream obligation resulted in a loss of $1,990 (2017 - $7,993). Of the change in fair value, a fair value loss of $4,645 (2017 - $7,993) was recognized in the statement of loss and a fair value gain due to the impact of change in the Company’s credit risk on the stream obligation of $2,655 (2017 – nil) was recognized in other comprehensive earnings (loss).

The prepayment and extension options in the senior secured term credit facility increased in value due to an increase in interest rate and the passage of time resulting in a gain of $199 (2017 – loss of $177).

Current and deferred income taxes

The Company is subject to Canadian federal and British Columbia (“B.C.”) provincial income taxes with an aggregate rate of 27%. The Company is also subject to the B.C. Mineral Tax, which is accounted for as an income tax. The B.C. Mineral Tax requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The B.C. Mineral Tax is calculated in CAD. Once the mine reaches steady-state operations and previously unrecognized tax benefits are recorded, the anticipated effective tax rate on mine operating earnings is 36.5%. Corporate administrative costs, interest and finance expense (income) and other items will be deductible for federal and provincial income taxes only.

For the three months ended March 31, 2018, current income tax expense was $626 related to the 2% net current proceeds portion of the BC Mineral Tax compared to nil in the comparable period.

During the three months ended March 31, 2018, we recorded a deferred income tax expense of $3,611 compared to a recovery of $5,055 for the comparable period. The difference is primarily related to the foreign exchange impact on the B.C. Mineral Tax pools. This CAD to USD foreign exchange effect will recur in future quarters until the mineral tax pools are utilized.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of the Company’s liquidity in the form of cash and cash equivalents and requirements to ensure it has sufficient cash to meet operational needs.

Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of the MD&A. We prepare annual expenditures budgets that are approved by the Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

Liquidity and capital resources

We generated cash from operations of $24,719 for the three months ended March 31, 2018. For the three months ended March 31, 2018, the Company delivered 75,447 ounces of gold into the offtake agreement. The settlement of gold ounces resulted in a decrease in the Offtake obligation of $695 due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

Our cash and cash equivalents as at March 31, 2108 totaled $70,540 increasing $14,255 from $56,285 at December 31, 2017. The increase in cash was attributable to cash flows generated from operations of the Brucejack Mine offset by sustaining capital expenditures and payment of construction related payables.

As at March 31, 2018, the Company has working capital of $63,389 excluding the current portion of long-term debt. The current portion of long-term debt includes the senior secured term credit facility including principal and accumulated interest totaling $379,383. The credit facility is due at maturity on December 31, 2018. The Company has the option to extend the maturity date to December 31, 2019 upon payment of an extension fee of 2.5% of the principal amount including accumulated interest. The Company’s intention is to re-finance the credit facility this year.

Working capital items other than cash and cash equivalents consisted of inventories of $28,715 (valued at cost), receivables and other of $17,226 offset by accounts payable and accrued liabilities of $53,010 and the current portion of long-term debt of $388,068 without considering the option to extend the credit facility to December 31, 2019.

Receivables and other is comprised primarily of $12,810 of trade receivables, $2,979 of prepayments and deposits and $968 of Goods and Services Tax refunds.

Accounts payable and accrued liabilities includes the employee benefit liability ($4,653) and the current portion of the restricted share unit liability ($1,662). Accounts payable and accrued liabilities also includes $11,707 of construction related payables and holdbacks.

During the three months ended March 31, 2018, the exercise of share options awards provided us with $357 (2017 – 5,797) of additional liquidity.

Additional sources of capital

In 2015, we completed the $540,000 construction financing with two lending parties. The financing was comprised of a credit facility for $350,000, a $150,000 prepayment under a callable gold and silver stream agreement and a private placement of our common shares for $40,000. The credit facility was fully drawn as at March 31, 2017.

On February 14, 2017, we completed the offering of $100,000 aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022 which includes the exercise of the full amount of the over-allotment option of $10,000 aggregate principal amount of notes. The initial conversion rate for the notes is 62.5 common shares per $1 principal amount of notes, equivalent to an initial conversion price of $16.00 per common share.

Cash flows

The Company’s cash flows from operating, investing and financing activities, as presented in the unaudited condensed consolidated interim statements of cash flows, are summarized in the following table for the three months ended March 31, 2018:

In thousands of USD	For the three months ended
	March 31, 2018	March 31, 2017

Cash flow information

Cash generated by (used in) operations	$24,719	$(2,733)
Cash used in investing activities	(9,540)	(168,050)
Cash generated by (used in) financing activities	(768)	198,886
Effect of foreign exchange rate changes on cash and cash equivalents	(156)	2,051
Change in cash and cash equivalents	$14,255	$30,154

The Company generated $24,719 in operating cash flows for the three months ended March 31, 2018 compared to cash used in operations of $2,733 for the comparable period. The increased cash flows generated from operations relates to the financial results from operations of the Brucejack Mine which achieved commercial production on July 1, 2017.

Cash used in investing activities for the three months ended March 31, 2018 was $9,540 (2017 - $168,050). For the three months ended March 31, 2018, cash used in investing activities was related to sustaining capital expenditures and the payment of construction-related payables. In the comparable period, there was a significantly higher level of activity as the Company moved toward the completion of construction and development of the Brucejack Mine.

The Company used $768 in financing cash flow for the three months ended March 31, 2018 (2017 – generated $198,886). For the three months ended March 31, 2018, the Company did not complete any debt or equity financings compared to the comparable period where the Company completed the final draw on the credit facility ($97,000) and completed a convertible note financing for ($95,795).

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated financial statements which are reported under IFRS applicable to interim financial reporting. The presentation and functional currency is in USD. The quarterly results are unaudited:

In thousands of USD,	2018	2017	2017	2017	2017	2016	2016	2016
except per share data	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$89,422	$107,058	$70,875	$-	$-	$-	$-	$-

Earnings from mine operations(1)	$16,834	$26,890	$25,963	$-	$-	$-	$-	$-

Net loss	$(8,058)	$(2,720)	$(6,975)	$(2,495)	$(4,263)	$(8,564)	$(15,115)	$(26,656)

Comprehensive loss	$(6,120)	$(2,720)	$(6,975)	$(2,495)	$(4,263)	$(27,663)	$(21,933)	$(29,075)

Loss per share -
basic and diluted	$(0.04)	$(0.01)	$(0.04)	$(0.01)	$(0.03)	$(0.05)	$(0.08)	$(0.15)

Total assets	$1,678,657	$1,671,537	$1,673,601	$1,649,593	$1,633,083	$1,450,436	$1,348,184	$1,324,613

Long-term liabilities(2)	$395,208	$388,558	$736,582	$709,269	$688,617	$514,835	$420,720	$400,759

Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

Cash and cash equivalents	$70,540	$56,285	$53,774	$55,311	$171,945	$141,791	$178,494	$285,664

Mineral properties, plant
and equipment	$1,556,945	$1,564,860	$1,566,889	$1,558,652	$1,435,202	$1,270,457	$1,120,745	$989,038
(1)
Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(2)
Long-term debt does not include the current portion of the senior secured credit facility in the amount of $379,383 as at March 31, 2018.

On July 1, 2017, the Company achieved commercial production at the Brucejack Mine. As a result, in Q3 2017, the Company generated revenue from the sale of gold and silver for the first time. In the periods prior to Q3 2017, there was no revenue as we were in the construction phase at the Brucejack Mine.

For the periods prior to January 1, 2017, the comprehensive earnings (loss) amount is considerably higher due to our change in functional currency from CAD to USD. Exchange differences arising in 2016 on translation from CAD functional currency to USD presentation currency have been recognized in other comprehensive earnings (loss).

COMMITMENTS

The following table provides our contractual obligations as of March 31, 2018:

In thousands of USD	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating activities:
Purchase commitments	$5,508	$-	$-	$-	$5,508
Finance lease obligation	218	-	-	-	218
Decommissioning and restoration provision	89	232	-	19,101	19,422
Office lease	651	-	-	-	651

Financing activities:
Repayment of credit facility(1)	423,776	-	-	-	423,776
Repayment of convertible notes	2,250	4,500	102,250	-	109,000
	$432,492	$4,732	$102,250	$19,101	$558,575
(1)
The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount including accumulated interest.

(a) Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver.

(b) Commitments – Offtake and stream obligation

In addition, pursuant to the stream arrangement, we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000.

Under the offtake agreement, we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

Class action lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “Court”).

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.

In June 2017, the Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit (the “Second Circuit”), on July 10, 2017. The plaintiff’s opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiffs’ appeal was heard by the Second Circuit on March 16, 2018.

On May 1, 2018, the Second Circuit affirmed the Court’s order dismissing the plaintiffs’ Second Amended Complaint in its entirety for failure to state a claim under the U.S. securities laws.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our President and Chief Executive Officer (our “CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”) and our Vice President and Chief Exploration Officer (our “CExO”).

Under his employment agreement, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. During the three months ended March 31, 2017, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000). The retirement allowance remains a current liability as at March 31, 2018. The Exec Chair is also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary, the retirement allowance and twice the target bonus.

Effective January 1, 2018, under the employment agreements, the CEO, CFO, CExO and EVP Corporate receive a base salary, extended benefits and are eligible for an annual performance based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

The CEO, CFO, CExO and EVP Corporate are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those estimates that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects requirements. The estimation of ore reserves and resources requires judgment to interpret available geological data then select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense, measurement of the decommissioning and site restoration provision and recognition of deferred tax amounts.

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of March 31, 2018.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of March 31, 2018.

Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument.

Recovery of potential deferred tax assets

The Company has carry-forward losses and other tax attributes that have the potential to reduce tax payments in future years.

Judgment is required in determining whether deferred tax assets are recognized in the consolidated financial statements. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and tax losses to the extent it is probable future taxable earnings will be available against which they can be utilized. The carrying values of the deferred tax assets are reviewed at each statement of financial position date and may be reduced if it is no longer probable that sufficient taxable earnings will be available to benefit from all or part of the assets. Estimates of future taxable earnings are based on forecasted cash flows from operations and the application of existing tax laws.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.

Classification of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification of financial assets under IFRS 9 is generally based on the business model in which the financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the financial instrument as a whole is assessed for classification.

IFRS 9 retains the existing requirements in IAS 39 for the classification of financial liabilities. Under IAS 39, all fair value changes on liabilities designated under the fair value option were recognized in earnings or loss. Under IFRS 9, those fair value changes are generally presented as follows: (i) the amount that is attributable to changes in the credit risk of the liabilities is presented in other comprehensive income (“OCI”) and (ii) the remaining amount of change in the fair value is presented in earnings or loss.

Impairment of financial assets

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss (“ECL”) model which is based on forward looking changes in credit quality since initial recognition. The ECL model requires judgment as to how changes in economic factors affect ECLs, which are determined on a probability-weighted basis.

The new impairment model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

Transition to IFRS 9

In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. On adoption of IFRS 9, there were no differences in the carrying amounts of the Company’s financial assets and financial liabilities. There was a presentation change related to changes in fair value of the Company’s stream obligation which resulted in a reclassification of $7,901 ($5,768 net of deferred tax) from deficit to accumulated other comprehensive loss at January 1, 2018.

The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of financial assets and financial liabilities as at January 1, 2018.

	Original classification under IAS 39	New classification under IFRS 9	Carrying amount under IAS 39	Carrying amount under IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$56,285	$56,285
Trade receivables	Loans and receivables with embedded derivatives	FVTPL	11,067	11,067
Other assets	FVTPL	FVTPL	132	132
Restricted cash	Loans and receivables	Amortized cost	5,036	5,036

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Other financial liabilities	$53,436	$53,436
Restricted share unit liability	FVTPL	FVTPL	2,730	2,730
Senior secured term credit facility	Other financial liabilities	Other financial liabilities	365,890	365,890
Offtake obligation	FVTPL	FVTPL	78,085	78,085
Stream obligation	FVTPL	FVTPL (1)	224,020	224,020
Debt portion of convertible note	Other financial liabilities	Other financial liabilities	76,582	76,582
(1)
The fair value changes associated with the stream obligation attributable to the changes in the credit risk is presented in OCI and the remaining amount of the change in the fair value is presented in earnings or loss.

The Company’s financial instrument accounting policies after the adoption of IFRS 9 are as follows:

Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Restricted cash is held at major financial institutions as collateral for reclamation and surety bonds. Cash and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

Receivables and other

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue. The transition to IFRS 9 did not result in any impact to the statement of financial position or the statement of loss.

Derivative assets

Derivatives instruments, including embedded derivatives, are classified as FVTPL and accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the senior secured term credit facility are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivative liabilities

Derivative instruments, including embedded derivatives in financial liabilities or non-financial contracts, such as the offtake obligation and stream obligation are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Stream obligation

The Company has determined the stream obligation is in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company elected to classify and measure the entire hybrid stream obligation as a financial liability carried at fair value with changes in fair value recorded through earnings or loss. This methodology significantly reduces a measurement and recognition inconsistency that would otherwise arise by accounting for the embedded derivatives separately while carrying the debt at amortized cost. IFRS 9 requires the gain or loss associated with changes in the fair value of the stream be recorded in earnings or loss, except for changes in fair value attributable to changes in the credit risk of the liability, which must be presented in OCI. The liability’s credit risk is represented by the difference between the discount rate associated with the liability and the risk-free rate.

To determine the cumulative impact of changes in the credit risk of the liability upon the adoption of IFRS 9, the Company compared the fair value of the pre-payable financial liability, excluding the gold and silver embedded derivatives, with a comparable value derived by substituting the current credit risk assumption with that used by the Company in determining the fair value of the stream at inception.

As a result of an overall reduction in the Company’s credit risk since inception, the Company reclassified $7,901 ($5,768 net of deferred tax) from deficit to accumulated other comprehensive loss at January 1, 2018. Assuming the stream obligation is repaid pursuant to its contractual terms (including the prepayment options), the remaining balance in accumulated other comprehensive income will reverse through OCI over the remaining life of the stream obligation.

NEW ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the year ended December 31, 2017. New accounting policies adopted during the period related to the Company’s adoption of IFRS 9, Financial Instruments.

Financial instruments

Financial assets – Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or FVOCI. The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in earnings or loss or OCI. For investments in debt instruments, this will depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Company reclassifies debt investments when and only when its business model for managing those assets changes.

Financial assets – Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in earnings or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

●
Amortized cost – Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance (expense) income using the effective interest rate method.

●
FVOCI – Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in earnings or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings or loss and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance (expense) income using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange (loss) gain and impairment expenses in other expenses.

●
FVTPL – Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings or loss and presented net in the statement of earnings (loss) within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in loss on financial instruments at fair value in the statement of earnings (loss) as applicable.

Impairment of financial assets

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standards and recent pronouncements were disclosed in note 5 of the consolidated financial statements for the year ended December 31, 2017. The following new standard is expected to have an effect on the consolidated financial statements:

●
IFRS 16, Leases addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019. The Company is in the process of evaluating all lease agreements to determine the impact of IFRS 16. The Company expects that the recognition of leases on the statement of financial position will result in an increase in the amount recorded as leased assets and lease obligations.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets and financial liabilities

Refer to the “Changes in accounting policies” section of this MD&A for an overview of the classification of the financial assets and financial liabilities held by the Company as at March 31, 2018.

Financial risk management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Market risk

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. A significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs. Exchange gains and losses would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD.

The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation, which are accounted for at FVTPL.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are the trade receivables, the offtake obligation and the stream obligation.

Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time as it is not permitted to hedge under the terms of the offtake and stream obligation.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables, tax receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company sells its gold and silver to its lenders, refineries located in Canada and the United States and a trading company. The Company has not had any defaults from its counterparties. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section.

EVENTS AFTER REPORTING DATE

The Company does not have any events after the reporting date to disclose.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cost of sales and cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain investors can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31, 2018	March 31, 2017

Gold ounces sold	68,651	-

Cost of sales per ounce sold reconciliation
Cost of sales	$72,588	$-
Cost of sales per ounce of gold sold	$1,057	$-

Total cash costs reconciliation
Cost of sales	$72,588	$-
Less: Depreciation and depletion	(12,992)	-
Less: Site share-based compensation	(551)	-
Less: Silver revenue	(1,321)	-
Total cash costs	$57,724	$-
Total cash costs per ounce of gold sold	$841	$-

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures, accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31, 2018	March 31, 2017

Gold ounces sold	68,651	-

All-in sustaining costs reconciliation
Total cash costs	$57,724	$-
Sustaining capital expenditures (1)	4,471	-
Accretion on decommissioning and restoration provision	155	83
Treatment and refinery charges	3,891	-
Site share-based compensation	551	-
Corporate administrative costs (2)	2,466	7,975
Total all-in sustaining costs	$69,258	$8,058
All-in sustaining costs per ounce of gold sold	$1,009	$-
(1)
Sustaining capital expenditures includes deferred development costs.
(2)
Includes the sum of corporate administrative costs per the statement of loss and comprehensive loss, excluding depreciation within those figures.

Total cash costs and AISC reconciliation

Total cash costs and AISC are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and investors to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31, 2018	March 31, 2017

Revenue from contracts with customers	$88,589	$-
Less: Silver revenue	(1,321)	-
Gold revenue(1)	$87,268	$-
Gold ounces sold	68,651	-
Average realized price	$1,271	$-
Less: Total cash costs per ounce of gold sold	(841)	-
Average realized cash margin per ounce of gold sold	$430	$-
(1)
Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $3,968 for the three months ended March 31, 2018.
(2)
Gold revenue excludes the gain on trade receivables at fair value related to provisional pricing adjustments in the amount of $833 for the three months ended March 31, 2018.

Adjusted earnings (loss) and adjusted basic earnings (loss) per share

Adjusted earnings (loss) and adjusted basic earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures helps management and investors evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings (loss) is defined as net earnings (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: gain (loss) on financial instruments at fair value, amortization of discount on senior secured term credit facility, accretion on convertible notes, impairment provisions and reversals and deferred income taxes. Adjusted basic earnings (loss) per share is calculated using the weighted average number of shares outstanding under the basic method of earnings (loss) per share as determined under IFRS.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per share data	March 31, 2018	March 31, 2017

Basic weighted average shares outstanding	182,378,707	180,656,271

Adjusted earnings (loss) and adjusted basic earnings (loss) per share reconciliation

Net loss for the period	$(8,058)	$(4,263)
Adjusted for:
Loss on financial instruments at fair value	2,637	3,229
Amortization of discount on senior secured term credit facility
Accretion on convertible notes	1,373	-
Deferred income tax expense (recovery)	3,611	(5,055)
Adjusted earnings (loss)	$5,797	$(6,089)
Adjusted basic earnings (loss) per share	$0.03	$(0.03)

Additional non-IFRS financial measures

The Company has included the additional non-IFRS measures “Earnings from mine operations” and “Working capital” within this MD&A.

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gains (losses), derivative costs, interest and finance income and expense and taxation.

“Working capital” is defined as current assets less current liabilities and provides useful information to management and investors about liquidity of the Company.

OUTSTANDING SHARE DATA

As at May 10, 2018, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	182,390,374			-
Stock options	5,567,577	$5.85 - $15.17	CAD	2.41
Convertible notes	6,250,000	$16.00	USD	3.85
	194,207,951

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 29, 2018 and filed on SEDAR, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; our planned mining, exploration and development activities; capital and operating cost estimates; production and processing estimates; the future price of gold and silver; the adequacy of our financial resources; the estimation of mineral reserves and resources including the 2016 Brucejack Mineral Resource Estimate Update and the 2016 Brucejack Mineral Reserve Estimate; realization of mineral reserve and resource estimates; timing of further development of our Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling; capital and operating cost estimates; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; completion of ramp-up to steady state production and positive cash flow; timing and receipt of approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; and statements regarding USD cash flows currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

●
uncertainty as to the outcome of legal proceedings;
●
the effect of indebtedness on cash flow and business operations;
●
our ability to satisfy commitments under the Stream Agreement and the Offtake Agreement;
●
the effect of restrictive covenants in the Stream Agreement, Offtake Agreement, and Credit Agreement;
●
assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;
●
our production estimates, including the accuracy thereof;
●
our ability to generate operating revenues in the future;
●
our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;
●
dependency on the Brucejack Mine for our future operating revenue;
●
the accuracy of our resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;
●
uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources;
●
our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire mineral reserves for production;
●
commodity price fluctuations, including gold price volatility;
●
our history of negative operating cash flow, incurred losses and accumulated deficit;
●
failure of counterparties to perform their contractual obligations;
●
general economic conditions;
●
the inherent risk in the mining industry;
●
the commercial viability of our current and any acquired mineral rights;
●
availability of suitable infrastructure or damage to existing infrastructure;
●
maintaining satisfactory labour relations with employees and contractors;
●
significant governmental regulations, including environmental regulations;
●
non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;

●
increased costs and restrictions on operations due to compliance with environmental laws and regulations;
●
compliance with emerging climate change regulation;
●
uncertainties relating to additional claims and legal proceedings;
●
adequate internal control over financial reporting;
●
potential opposition from non-governmental organizations;
●
uncertainty regarding unsettled First Nations rights and title in British Columbia;
●
uncertainties related to title to our mineral properties and surface rights;
●
land reclamation requirements;
●
our ability to identify and successfully integrate any material properties we acquire;
●
currency fluctuations;
●
competition in the mining industry for properties, qualified personnel and management;
●
our ability to attract and retain qualified management;
●
some of our directors’ and officers’ involvement with other natural resource companies;
●
potential inability to attract development partners or our ability to identify attractive acquisitions;
●
compliance with foreign corrupt practices regulations and anti-bribery laws;
●
certain actions under U.S. federal securities laws may be unenforceable;
●
changes to relevant legislation, accounting practices or increasing insurance costs;
●
our anti-takeover provisions could discourage potentially beneficial third party takeover offers;
●
significant growth could place a strain on our management systems;
●
share ownership by our significant shareholders and their ability to influence our governance;
●
future sales or issuances of our debt or equity securities;
●
the trading price of our common shares is subject to volatility due to market conditions;
●
future issuances of equity securities or sales by existing shareholders which may cause the price of our securities to fall;
●
we do not intend to pay dividends in the near future;
●
failure to comply with certain terms of the convertible notes; and
●
risks related to ensuring the security and safety of information systems, including cyber security risks.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties”.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.

We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.